Exhibit 3.832
CERTIFICATE OF FORMATION
OF
REPUBLIC SERVICES OF SOUTHERN CALIFORNIA, LLC
     1. The name of the limited liability company is Republic Services of Southern California, LLC.
     2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of Republic Services of Southern California, LLC this 30th day of November, 2004.

/s/ David A. Barclay
David A. Barclay, Authorized Signatory

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:49 PM 11/30/2004
Filed 03:44 PM 11/30/2004
CRV 040859156 — 3888289 FILE